Exhibit 99.1

MESSAGE ABOUT OUR ANNUAL GENERAL SHAREHOLDER MEETING ON MAY 8, 2025

Withdrawal of proposal submitted by MÉDAC

A shareholder of BCE Inc. (BCE), Mouvement d’éducation et de défense des actionnaires (MÉDAC), submitted three proposals for consideration at our 2025 annual general shareholder meeting (AGM). Schedule A of the management proxy circular (circular) for the meeting contains the proposals. You can find it on BCE’s website at bce.ca/investors, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Since the publication of our circular, we have heard from some shareholders that they would like to have the option to attend our AGM in person. We acknowledge that request and are advising today that as of 2026, except in the case of a force majeure event, such as a pandemic or other exceptional circumstance including one that may have physical security or public safety implications, we intend to hold our annual meeting of shareholders through a hybrid format that includes an in-person component.

Given this commitment, MÉDAC has agreed to withdraw Proposal No. 2 (In person annual meetings). Therefore, there will not be a vote on this proposal. MÉDAC’s remaining two proposals will be submitted to a vote at the meeting, namely Proposal No. 1 (Disclosure of language in which employees are fluent) and Proposal No. 3 (Advanced generative AI systems and code of conduct). The supporting statements and responses related to these proposals can be found in our circular.

May 5, 2025